UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE
SECURITIES EXCHANGE ACT OF 1934

For the month of November, 2009

Commission File Number 1-15250

BANCO BRADESCO S.A.
(Exact name of registrant as specified in its charter)

BANK BRADESCO
(Translation of Registrant's name into English)

Cidade de Deus, s/n, Vila Yara
06029-900 - Osasco - SP
Federative Republic of Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

.

Press Release

1

Management, Preparation and Disclosure of the Report on Economic and Financial Analysis and the Consolidated Financial Statements of Bradesco Organization to the Market and to Regulatory Bodies

ISO 9001:2000

Highlights

The main figures obtained by Bradesco in the 9-month period of 2009 are presented below:

1. Net Income for the 9-month period totaled R$5.831 billion (a 0.2% y-o-y variation relative to the adjusted net income of R$5.819 billion), corresponding to EPS of R$2.49 (accumulated over 12 months) and a 21.8% annualized return on Average Shareholders’ Equity (1).

2. Net income comprised R$3.936 billion from financial activities, which represented 68% of the total, and R$1.895 billion from insurances and private pension plans, which accounted for 32% of total Net Income.

3. Bradesco’s market capitalization as of September 30, 2009 stood at R$98.751 billion, highlighting that its preferred shares increased by 57.8% during the 9-month period of 2009.

4. Total Assets reached R$485.686 billion in September 2009, an increase of 14.9% vis-à-vis 2008. Annualized return on average Assets reached 1.6%, vis-à-vis 2.0% in the same period of last year.

5. The Total Loan Portfolio(2) stood at R$215.536 billion in September 2009, 10.2% higher on a y-o-y analysis. Operations with individuals totaled R$75.528 billion (up by 8.2%), while loans to corporations totaled R$140.008 billion (up by 11.3%) .

6. Total Assets under Management reached R$674.788 billion, an increase of 18.3% vis-à-vis September 2008.

7. Shareholders’ Equity totaled R$38.877 billion in September 2009, a 13.8% y-o-y growth. The Capital Adequacy Ratio (Basel II) stood at 17.7% in September 2009, 14.3% of which being Tier I Capital.

8. In the 9-month period of 2009, shareholders were paid, in the form of Interest on Shareholders’ Capital and Dividends, R$3.868 billion, R$1.987 billion of which referring to the income generated in the period and R$1.881 billion referring to the year of 2008.

9. The Efficiency Ratio(3) in September 2009 was 41.7% (43.0% in September 2008).

10. Investments in infrastructure, IT and telecommunications amounted to R$2.493 billion, up by 35.6% y-o-y.

11. Taxes and contributions, including social security, paid or provisioned, calculated based on the main activities developed by the Bradesco Organization in the 9-month period, amounted to R$7.037 billion, equivalent to 120.7% of the Net Income. Financial intermediation taxes withheld and paid by Bradesco amounted to R$4.152 billion.

12. Banco Bradesco has a comprehensive distribution network, of 5,951 Branches, mini-branches-PABs and PAAs (3,419 branches, 1,194 mini-branches-PABs and 1,338 PAAs). In addition, 1,539 PAEs, 30,414 ATMs in the Bradesco Dia&Noite (Day&Night) Network, 18,722 Bradesco Expresso outlets, 6,038 Banco Postal (Postal Bank) branches, 64 branches of Bradesco Financiamentos and 6,764 ATMs in the Banco24Horas (24HourBank) are available to Bradesco clients.

13. In 9M09, employees’ compensation plus charges and benefits totaled R$5.065 billion. Social benefits provided to the 85,027 employees of Bradesco Organization and their dependent relatives stood at R$1.166 billion and investment expenditures in development and training programs reached R$66.381 million.

14. In August 2009, Bradesco won 8 out of 26 lots auctioned by the Social Security National Service – INSS referring to the social security payment for new beneficiaries over the next 5 years, as of 2010, for a 20-year term.

15. In September 2009, Bradesco entered into a partnership with Banco Espírito Santo, S.A. (BES – Portugal) to create 2bCapital, a new private equity fund manager in Brazil.

16. In September 2009, Bradesco entered into an agreement with Banco Tokyo-Mitsubishi UFJ Brasil to expand collection services.

17. In September 2009, Bradesco raised U$750 million abroad, by issuing subordinated notes with a 6.75% p.a. rate and a 10-year term.

18. Awards and Acknowledgements received in 3Q09:

• Most profitable Bank in the Americas (Economatica consulting firm);

• Best Company of the year, best Bank, best Insurance, Private Pension and Health Company among the top 500 largest Brazilian companies (IstoÉ Dinheiro magazine)

• Bradesco Seguros e Previdência (Insurance Group) is Brazil’s Largest Insurance Group (Valor 1000 Yearbook magazine);

• For the 2nd year in a row, Bradesco Seguros e Previdência was elected the Best Insurance Company in South America (World Finance magazine);

• Once again Bradesco was included in the Dow Jones Sustainability World Index (DJSI);

• One of the 10 best companies and the Best Bank to work for in Brazil, in the Large Corporates category (Guia Você S/A Exame magazine);

• Largest Brazilian company in terms of Intangible Assets of companies listed at BM&FBovespa (IAM – Intangible Asset Management Consulting / The Brander magazine / Brand Finance consulting company);

• Winner of the 11th Abrasca Award – 2008 Best Annual Report, in the Publicly-Held Companies category, promoted by Abrasca – Brazilian Association of Publicly-Held Companies; and

• First Brazilian company to receive the 2009 Golden Peacock Global Award for Excellence in Corporate Governance, created by the Institute of Directors, whose purpose is to recognize the search for transparency and excellence in Corporate Governance.

19. In October 2009, an Association Agreement is signed between OdontoPrev and Bradesco Dental, to integrate dental plans sales activities, which provides for the merger of Bradesco Dental shares into OdontoPrev, and, as a result, Bradesco Dental becomes OdontoPrev’s wholly-owned subsidiary. According to the agreement, Bradesco Saúde will receive shares equivalent to 43.5% of OdontoPrev capital stock.

20.Regarding Sustainability, Bradesco’s actions are focused on three pillars: (i) Sustainable Finances, aimed at bank inclusion, social and environmental variables for loan granting and offering of social and environmental products, (ii) Responsible Management, with emphasis in employee recognition, work environment improvement and eco-efficient practices, and (iii) Social and Environmental Investments, aimed at education, the environment, culture and sport. We highlight Fundação Bradesco, which has been developing a broad social and educational program for over 52 years, maintaining 40 schools throughout Brazil. In 2009, with a budget estimated at R$231.3 million, Fundação Bradesco will be able to service over 642 thousand people, 111 thousand (4) of which are students who will receive free-of-charge quality education.

(1) Excluding the assets valuation adjustment recorded in Shareholders’ Equity; (2) Considering Sureties and Guarantees, advance of credit cards receivables and loan assignment (Receivables Securitization Funds – FIDC and Certificates of Real Estate Receivables - CRI); (3) Accumulated over 12 months; and (4) Forecast.

Main Information

	3Q09	2Q09	1Q09	4Q08	3Q08	2Q08	1Q08	4Q07	Variation %

									3Q09 x 2Q09	3Q09 x 3Q08

Statement of Income for the Period - R$ million

Accounting Net Income	1,811	2,297	1,723	1,605	1,910	2,002	2,102	2,193	(21.2)	(5.2)
Adjusted Net Income	1,811	2,297	1,723	1,806	1,910	2,002	1,907	1,854	(21.2)	(5.2)
Net Interest Income	7,587	7,560	7,115	5,924	5,674	5,959	5,586	5,492	0.4	33.7
Provision for Loan Losses Expenses	(2,908)	(4,421)	(2,939)	(1,888)	(1,671)	(1,752)	(1,611)	(1,428)	(34.2)	74.0
Fees and Commissions	2,857	2,911	2,723	2,698	2,698	2,657	2,691	2,783	(1.9)	5.9
Administrative and Personnel Expenses	(4,485)	(4,141)	(4,007)	(4,230)	(4,019)	(3,777)	(3,671)	(3,914)	8.3	11.6

Balance Sheet - R$ million

Total Assets	485,686	482,478	482,141	454,413	422,662	403,232	355,470	341,144	0.7	14.9
Securities	147,724	146,110	130,816	131,598	132,373	118,956	105,167	114,452	1.1	11.6
Loan Operations (1)	215,536	212,768	212,993	213,602	195,604	180,123	167,265	159,150	1.3	10.2
- Individuals	75,528	74,288	73,694	73,646	69,792	65,622	61,983	59,103	1.7	8.2
- Corporate	140,008	138,480	139,299	139,956	125,812	114,501	105,282	100,047	1.1	11.3
Allow ance for Loan Losses (PLL)	(14,953)	(13,871)	(11,424)	(10,263)	(9,136)	(8,652)	(8,104)	(7,826)	7.8	63.7
Total Deposits	167,987	167,512	169,104	164,493	139,170	122,752	106,710	98,323	0.3	20.7
Technical Provisions	71,401	68,829	66,673	64,587	62,888	62,068	59,722	58,526	3.7	13.5
Shareholders' Equity	38,877	37,277	35,306	34,257	34,168	33,711	32,909	30,358	4.3	13.8
Total Funds Raised and Managed	674,788	647,574	640,876	597,615	570,320	550,582	505,365	482,971	4.2	18.3

Performance Indicators % (except when otherwise stated)

Adjusted Net Income per Share - R$ (2)	2.49	2.52	2.42	2.48	2.50	2.48	2.41	2.38	(1.2)	(0.4)
Book Value per Share (Common and Preferred) - R$	12.68	12.14	11.50	11.16	11.13	10.98	10.72	10.03	4.4	13.9
Annualized Return on Average Shareholders' Equity (3)(4)	21.8	23.7	21.0	23.8	25.4	27.2	28.7	28.3	(1.9) p.p	(3.6) p.p
Annualized Return on Average Assets (4)	1.6	1.7	1.5	1.9	2.0	2.1	2.2	2.4	(0.1) p.p	(0.4) p.p
Average Rate - (Adjusted Net Interest Income/Total Average Assets - Repos - Permanent Assets) Annualized	8.3	8.2	7.8	7.0	7.4	8.4	8.4	8.9	0.1 p.p	0.9 p.p
Fixed Assets Ratio - Total Consolidated	15.4	15.1	14.1	13.5	17.6	16.2	12.1	14.5	0.3 p.p	(2.2) p.p
Combined Ratio - Insurance (5)	88.9	85.5	86.2	89.7	84.4	84.9	83.9	92.8	3.4 p.p	4.5 p.p
Efficiency Ratio (ER) (2)	41.7	42.0	42.7	43.3	43.0	42.6	42.9	43.1	(0.3) p.p	(1.3) p.p
Coverage Ratio (Fees and Commissions/Administrative and Personnel Expenses) (2)	66.4	67.3	67.2	68.4	70.4	72.7	73.7	75.0	(0.9) p.p	(4.0) p.p
Market Capitalization - R$ million (6)	98,751	81,301	65,154	65,354	88,777	95,608	93,631	109,463	21.5	11.2

Loan Portfolio Quality %

PLL / Loan Portfolio	8.3	7.7	6.3	5.7	5.5	5.6	5.6	5.7	0.6 p.p	2.8 p.p
Non-Performing Loans (> 60 days (7) / Loan Portfolio)	5.9	5.6	5.2	4.4	4.0	4.1	4.1	4.1	0.3 p.p	1.9 p.p
Delinquency Ratio (> 90 days (7) / Loan Portfolio)	5.0	4.6	4.2	3.4	3.4	3.4	3.4	3.4	0.4 p.p	1.6 p.p
Coverage Ratio (> 90 days (7))	166.5	169.1	152.4	165.6	163.6	165.9	166.5	168.7	(2.6) p.p	2.9 p.p
Coverage Ratio (> 60 days (7))	139.4	137.9	122.3	130.7	135.7	136.6	137.0	140.7	1.5 p.p	3.7 p.p

Operating Limits %

Capital Adequacy Ratio - Total Consolidated (8)	17.7	17.0	16.0	16.1	15.6	12.9	13.9	14.0	0.7 p.p	2.1 p.p
- Tier I	14.3	14.3	13.2	12.9	12.5	10.1	10.5	10.2	-	1.8 p.p
- Tier II	3.5	2.8	2.9	3.3	3.3	2.9	3.6	3.9	0.7 p.p	0.2 p.p
- Deductions	(0.1)	(0.1)	(0.1)	(0.1)	(0.2)	(0.1)	(0.2)	(0.1)	-	0.1 p.p

	Sep09	Jun09	Mar09	Dec08	Sep08	Jun08	Mar08	Dec07	Variation %

									Sep09 x Jun09	Sep09 x Sep08

Structural Information - Units

Outlets	42,627	41,067	39,427	38,183	36,140	34,709	32,758	29,982	3.8	17.9
- Branches	3,419	3,406	3,375	3,359	3,235	3,193	3,169	3,160	0.4	5.7
- Advanced Service Branch (PAAs) (9)	1,338	1,260	1,183	1,032	902	584	135	130	6.2	48.3
- Mini-Branches (PABs) (9)	1,194	1,192	1,184	1,183	1,185	1,181	1,175	1,151	0.2	0.8
- Electronic Service Branch (PAEs) (9)	1,539	1,528	1,512	1,523	1,561	1,545	1,515	1,495	0.7	(1.4)
- Outplacted ATM Netw ork Terminals	3,569	3,516	3,389	3,296	3,074	2,904	2,877	2,776	1.5	16.1
- 24-Hour Bank Network Assisted Terminals	5,980	5,558	5,068	4,732	4,378	4,153	3,763	3,523	7.6	36.6
- Banco Postal (Postal Bank)	6,038	6,011	5,959	5,946	5,924	5,882	5,851	5,821	0.4	1.9
- Bradesco Expresso (Correspondent Banks)	18,722	17,699	16,710	16,061	14,562	13,413	12,381	11,539	5.8	28.6
- Bradesco Financiamentos (Branches)	64	64	152	156	216	268	357	375	-	(70.4)
- Bradesco Promotora de Vendas (Correspondent Banks)	753	822	884	883	1,078	1,561	1,510	-	(8.4)	(30.1)
- Credicerto Promotora de Vendas (Branches)	-	-	-	-	13	13	13	-	-	-
- Branches/Subsidiaries Abroad	11	11	11	12	12	12	12	12	-	(8.3)
ATMs	37,178	36,430	35,443	34,524	32,942	31,993	30,956	29,913	2.1	12.9
- Proprietary	30,414	30,191	29,764	29,218	28,092	27,362	26,735	25,974	0.7	8.3
- 24-Hour Bank	6,764	6,239	5,679	5,306	4,850	4,631	4,221	3,939	8.4	39.5
Credit Card, Debit Card and Private Label - in millions	88.4	86.3	85.2	83.2	81.6	79.3	74.3	71.7	2.4	8.3
Internet Banking - users in millions	10.7	10.4	10.1	9.8	9.5	9.2	8.8	8.6	2.9	12.6
Employees	85,027	85,871	86,650	86,622	85,577	84,224	83,124	82,773	(1.0)	(0.6)
Employees and Interns	9,606	9,439	9,292	9,077	8,971	8,704	8,574	8,430	1.8	7.1
Foundations' Employees (11)	3,696	3,645	3,674	3,575	3,622	3,607	3,577	3,547	1.4	2.0

Clients - million

Checking Accounts	20.7	20.4	20.2	20.1	20.0	19.8	19.1	18.8	1.5	3.5
Savings Accounts (12)	35.1	33.9	34.2	35.8	33.8	32.5	32.2	34.6	3.5	3.8
Insurance Group (13)	30.3	29.1	28.6	27.5	26.8	25.8	25.0	24.0	4.1	13.1
- Policyholders	25.8	24.6	24.1	23.0	22.4	21.5	20.8	19.8	4.9	15.2
- Pension Plan Participants	2.0	2.0	2.0	2.0	1.9	1.9	1.9	1.9	-	5.3
- Savings Bonds Clients	2.5	2.5	2.5	2.5	2.5	2.4	2.3	2.3	-	-
Bradesco Financiamentos	4.1	4.0	4.2	4.9	4.9	5.0	5.3	5.5	2.5	(16.3)

(1) Including sureties and guarantees, advances of credit card receivables and loan assignments (FIDC and CRI);
(2) Accumulated over 12 months;
(3) Excluding the assets valuation adjustments in Shareholders’ Equity;
(4) Accumulated Net Income per period;
(5) Excluding additional provisions;
(6) Number of shares (less treasury shares) x closing quote of common and preferred shares of the last trading day of the period;
(7) Credits overdue;
(8) As of 3Q08 already calculated in accordance with the New Basel Capital Rules (BIS II);
(9) PAB: Branch located in a company with Bank’s employees; PAE (in Companies): Branch located in a company that has electronic service; PAA: Branch located in a Municipality that does not have a branch;
(10) Including Prepaid and Private Label;
(11) Comprises Fundação Bradesco, the Institute of the Digestive System and Nutrition Disorders Foundation (Fimaden) and Associação Desportiva Finasa (ADC Bradesco);
(12) Number of accounts; and
(13) Number of policies

Ratings

Main Ratings

Fitch Ratings

International Scale						Domestic Scale

Individual	Support	Domestic Currency		Foreign Currency		Domestic

B/C	3	Long-Term BBB +	Short-Term F2	Long-Term BBB	Short-Term F2	Long-Term AAA (bra)	Short-Term F1 + (bra)

Moody´s Investors Service

Financial Strength	International Scale					Domestic Scale

B -	Debt Foreign Currency	Deposit Domestic Currency		Deposit Foreign Currency		Domestic Currency

	Long-Term Baa2	Long-Term A1	Short-Term P - 1	Long-Term Baa3	Short-Term P-3	Long-Term Aaa.br	Short-Term BR - 1

Standard & Poor's						R&I Inc.	Austin Rating

International Scale - Counterparty Rating				Domestic Scale		International Scale	Corporate Governance		Domestic Scale

Foreign Currency		Domestic Currency		Counterparty Rating		Issuer Rating		Long- Term	Short- Term

Long-Term	Short-Term	Long-Term	Short-Term	Long-Term Short-Term		BBB -	AA	AAA	A -1
BBB	A - 3	BBB	A - 3	brAAA	brA - 1

Summarized Analysis of Adjusted Income

In order to provide better understanding, comparability and analysis of Bradesco’s results, we are using the Statement of Managerial Income in the analyses and comments of this Report on Economic and Financial Analysis, which is obtained from adjustments made to the Reported Statement of Income, as shown at the end of this Press Release:

	R$ million

	Adjusted Statement of Income

	9M09	9M08	Variation		3Q09	2Q09	Variation

			YTD				Quarter

			Amount	%			Amount	%

Financial Margin	22,262	17,219	5,043	29.3	7,587	7,560	27	0.4
- Interest	20,084	16,994	3,090	18.2	6,891	6,771	120	1.8
- Non-Interest	2,178	225	1,953	868.0	696	789	(93)	(11.8)
PLL	(10,268)	(5,034)	(5,234)	104.0	(2,908)	(4,421)	1,513	(34.2)
Gross Income from Financial Intermediation	11,994	12,185	(191)	(1.6)	4,679	3,139	1,540	49.1
Income from Insurance, Private Pension Plan,	1,499	1,711	(212)	(12.4)	433	529	(96)	(18.1)
Savings Bonds Operations
Fees and Commissions	8,491	8,046	445	5.5	2,857	2,911	(54)	(1.9)
Personnel Expenses	(5,886)	(5,458)	(428)	7.8	(2,126)	(1,908)	(218)	11.4
Other Administrative Expenses	(6,747)	(6,009)	(738)	12.3	(2,359)	(2,233)	(126)	5.6
Tax Expenses	(1,841)	(1,732)	(109)	6.3	(639)	(615)	(24)	3.9
Equity in the Earning (Losses) of Unconsolidated
Companies	58	89	(31)	(34.8)	39	13	26	-
Other Operating Income/Expenses	(2,211)	(1,045)	(1,166)	111.6	(926)	(697)	(229)	32.9
Operating Income	5,357	7,787	(2,430)	(31.2)	1,958	1,139	819	71.9
Non-Operating Income	2,579	167	2,412	-	473	2,034	(1,561)	(76.7)
IR/CS	(2,089)	(2,118)	29	(1.4)	(614)	(872)	258	(29.6)
Minority interest	(16)	(17)	1	(5.9)	(6)	(4)	(2)	50.0
Net Income	5,831	5,819	12	0.2	1,811	2,297	(486)	(21.2)

Net Income and Profitability

In 3Q09, the Net Income stood at R$1,811 million compared to R$2,297 million in 2Q09. In 3Q09, there was the divestment of Visanet Brasil’s supplementary lot of shares (green shoe), whose gross gain was R$410 million, and the negative impacts related to civil provisions, mainly from economic plans, in the amount of R$387 million, in addition to larger expenses with personnel, referring to the collective bargaining agreement, in the total amount of R$145 million. It is worth mentioning that the net gain of taxes, in the amount of R$460 million, referring to the partial divestment in Visanet Brasil and to the additional PLL, was recorded in 2Q09’s income.

Average Shareholders’ Equity** stood at R$36,564 million on September 30, 2009, a 16.3% growth year-on-year. Capital Adequacy Ratio ended 3Q09 at 17.7%, 14.3% of which under Tier I of Reference Shareholder’s Equity.

Bradesco’s Net Income totaled R$5,831 million in 9M09, stable vis-à-vis 2008, despite the slowdown in the financial activity more thoroughly observed in 1H09, caused by the world’s economic crisis that increased delinquency level.

The main items that contributed to such result are outlined below.

Efficiency Ratio

Quarter-on-quarter, the Efficiency Ratio* improved 0.3 p.p., which was basically due to the increase in revenues, chiefly Net Interest Income and Fees and Commissions, which were offset by the increase in personnel and administrative expenses and other operating expenses, as a result of greater provisions for contingency related to economic plans.

Year-on-year, it is worth mentioning that the higher income from Bradesco Seguros and its subsidiaries also contributed to the cost-to-income ratio improvement.

* Efficiency Ratio (ER) YTD = Personnel – Employee Profit Sharing (PLR) + Administrative Expenses / Net Interest Income + Income from Insurance + Fee Income + Equity in the Earnings (Losses) of Unconsolidated Companies – Other Operating Expenses + Other Operating Income. If we considered the ratio between total administrative costs (Personnel Expenses + Administrative Expenses + Other Operating Expenses + Tax Expenses not related to revenue generation) and the generation of revenue net of related taxes (not considering Claims Expenses from the Insurance Group), our 3Q09 ER index would be 41.0% .

Net Interest Income

In the q-o-q comparison, the R$27 million variation was due to:

• the increase in income from interest-earning operations in the amount of R$120 million, mainly due to higher average volumes; and

Offset by:

• the reduction in non-interest income in the amount of R$93 million, caused by lower securities/treasury gains.

Observing the behavior of net interest income in the y-o-y comparison, we have an improvement of R$5,043 million, corresponding to a 29.3% growth, derived by the following factors:

• the increase of R$3,090 million from interest-earning operations, basically due to higher average business volumes; and

• the increase in non-interest income in the amount of R$1,953 million basically derived from higher securities/treasury gains.

Total Loan Portfolio

In September 2009, the Bradesco Organization total loan operations (considering sureties, guarantees, advances of credit card receivables, assignment of Receivables Securitization Funds (FIDC) and Certificates of Real Estate Receivables (CRI)) totaled R$215.5 billion. The 1.3% increase in the quarter was a result from the growth of 1.7% in the Individuals’ portfolio, of 1.5% in SMEs and of 0.8% in Large Corporates. The lower growth of Large Corporates is mainly related to the depreciation of the dollar in the quarter, vis-à-vis the Real, negatively impacting the dollar-indexed and/or denominated loan and financing balances when calculated in the local currency, which represented 14.9% of this portfolio.

In the y-o-y comparison, the portfolio grew by 10.2%, of which: Large Corporates 12.8%, SMEs 9.3% and Individuals 8.2% .

In the Corporate segment, the products which contributed the most to such increase were: mortgages – corporate plans, credit card, BNDES Onlendings and working capital. In the Individuals segment, we highlight: leasing, mortgages and payroll deductible loans.

Provision for Loan Losses (PLL)*

In 3Q09, we notice that the balance of the provision for loan losses expenses slightly dropped, as a result of the gradual upturn of the economic activity, beneficial for our clients’ payment capacity.

In the y-o-y comparison, besides the effects of the world’s financial crisis, Bradesco decided to increase the excess of provision for loans by R$1.3 billion in 2Q09.

* Considering additional PLL: R$1.3 billion in 2Q09, R$177 million (cards) in 1Q09 and R$597 million in 4Q08.

Delinquency Ratio > 90 days

The delinquency ratio for 90 days increased in the 3Q09, impacted by the economic slowdown. In the Individuals’ segment, we notice a reduction in delinquencies in the last month of the quarter, due to the increase in the expectations of employment and to the increase in income, whereas for Corporate clients, there was a strong reduction in the growth pace of delinquencies, as a result of the gradual improvement in the overall level of activities. Bradesco ended 3Q09 with a delinquency ratio for loans of nearly 5.0%, tending to improve.

Coverage Ratio

The R$14,953 million balance of PLL on September 30, 2009, is comprised of R$11,962 million of provisions required by the Brazilian Central Bank and R$2,991 million of excess provisions.

In the graph below, we present the coverage ratio of the Provision for Loan Losses related to loans overdue for more than 90 days. In September 2009, the ratio stood at 166.5%, ensuring comfortable provisioning level.

Insurance, Private Pension Plans and Savings Bonds

The Net Income in the 3Q09 totaled R$607 million (2Q09 – R$638 million), reaching an annualized return of 27.3% on Shareholders’ Equity.

The Net Income for 9M09 was R$1.895 billion (9M08 - R$2.098 billion), with a 26.7% annual return on Shareholders’ Equity.

(1) Excluding additional provisions.

In 3Q09, revenues posted a 9.7% growth, above the 9% average presented by the market (as of August). Net Income was negatively impacted by the increase in claims of 3.9 points, especially in the health segment (3.2 points), influenced by higher and more severe events in the period, related to the higher use of post-employment benefits and the influenza A virus subtype H1N1.

Concerned with risk growth and economic principles, in 3Q09 Bradesco Vida e Previdência implemented the strengthening technical provisions and adopted the real interest rate (PDA) of 4% p.a., against the previous 4.3% rate used up to 2Q09, in the calculation of provision for insufficient contribution (PIC) and provision for administrative expenses (PDA).

When comparing 9M09 and 9M08, Bradesco’s Insurance Group posted an 8% growth in revenues and presented improved performance in financial income. However, despite the positive aspects presented, the result decreased by R$203 million y-o-y, influenced, in addition to the abovementioned issues, by the increase in the social contribution rate from 9% to 15%.

Bradesco’s Insurance Group Net Income in August 2009 accounted for 40.9% of the net income of the entire Brazilian insurance market. (Source: Susep - Insurance Superintendence).

The Insurance Group’s technical provisions represented 32.3% of the insurance market in August 2009, according to Susep and ANS - National Supplementary Health Agency data.

In terms of solvency, Bradesco’s Insurance Group complies with Susep’s rules, which took effect as of January 1st, 2008 and is also adjusted to the international standards (Solvency II). The financial leverage ratio stood at 2.3 times its Shareholders’ Equity.

Fees and Commissions

Fees and Commissions amounted to R$2,857 million in 3Q09, moving down by R$54 million in the q-o-q comparison. The good performance of income from loan operations, mainly by guarantees provided, as well as by asset management fees, contributed to offset the negative impact of: (i) the extinction of the registry renewal fee as of 3Q09; (ii) the drop of cards income, arising from the reduction from 39.3% to 26.6% of Bradesco’s stake in Visanet Brasil and; (iii) lower underwriting fees.

When comparing 9M09 and 9M08, the 5.5% growth was a result of the good performance of the credit card segment and underwriting operations, in addition to the increase of business and client base, which went up by nearly 3.5% over the last 12 months, partially offsetting the losses originated from fees adjustment and by the performance of loans, mainly in 1H09, due to the economic slowdown.

Personnel Expenses

In 3Q09, the R$218 million increase in the q-o-q comparison is composed by higher expenses in:

• “Structural Expenses” - in the amount of R$32 million, mainly due to the adjustment to increase salary levels according to the collective bargaining agreement (6.0%) and the restatement of labor liabilities, offset by higher accumulated vacations of employees in the 3Q09; and

• “Non-Structural Expenses” - in the amount of R$186 million related to higher profit sharing (PLR), expenses with employment contract terminations and provisions for labor claims.

When comparing 9M09 and 9M08, the R$428 million increase is basically explained by:

• The R$403 million rise in “Structural Expenses”, due to wage increase (2008 bargaining agreement – 8.15% to 10% and 2009 – 6.0%) and benefits; and

• the increase of R$25 million in the “Non-Structural Expenses”, basically due to higher expenses with provisions for labor claims and training.

Note: Structural Expenses = Compensation + Social Taxes + Benefits + Private Pension.
Non-Structural Expenses = Employee Profit Sharing (PLR) + Training + Labor Provision + Employment Contract Termination Expenses.

Administrative Expenses

Administrative Expenses moved up by 5.6% in the q-o-q comparison, mainly due to the increases of items: (i) third-party services expenses; (ii) advertising and marketing expenses; and (iii) transportation expenses.

When compared to 9M08, the increase is mainly due to the expansion of the Distribution Network and higher business volumes.

Tax Expenses

Tax Expenses posted a R$24 million variation in view of the increase of the taxable income in 3Q09, especially relative to net interest income.

The R$109 million variation, referring to 9M09 vis-à-vis 9M08, arises from the increase in expenses with PIS/Cofins due to the taxable income from net interest income increase and also the contribution of fees and commissions in the period.

Other Operating Income and Expenses

Other Operating Expenses, net of Other Operating Income, posted a variation of R$229 million q-o-q, mainly due to higher provisions for contingency, mainly those related to economic plans, for which provisions in the amount of R$387 million were recorded in 3Q09.

In the y-o-y comparison, the R$1,166 million increase basically results from higher operating provisions, mostly referring to provisions for contingencies related to economic plans.

Non-Operating Income

In 3Q09, Non-Operating Income totaled R$473 million, a 76.7% drop q-o-q, due to the gain in 2Q09 with the partial sale of Visanet Brasil, in the amount of R$2 billion, offset by the gain related to the sale of the supplementary lot of Visanet Brasil shares (green shoe) in the amount of R$410 million. In the 9M09 – 9M08 comparison (disregarding Visanet Brasil effects), the balance remained stable around R$170 million.

Income Tax and Social Contribution

The R$258 million increase in 3Q09 in relation to the previous quarter reflects tax charges over earnings before taxes, adjusted by respective additions and exclusions.

One can observe that the average rate (calculated considering the earnings before income tax and social contribution less equity in the earnings (losses) of unconsolidated companies and interest on shareholders’ capital) is close to the effective tax rate of 34%.

When comparing 9M09 and 9M08, taxes and contributions went down by 1.4% .

Tax credits originated in previous periods, deriving from the increase in the CSLL tax rate to 15%, are recorded in the consolidated financial statements up to the limit of corresponding consolidated tax liabilities. The balance of not activated fiscal credits stands at R$772 million. Further details may be obtained in the Footnote n° 34 of the Financial Statements.

Unrealized Gains

Unrealized gains reached R$10,162 million in 3Q09, an R$1,508 million jump in relation to the previous quarter. The positive variation is mainly due to: (i) the appreciation in the mark-to-market of securities, offset by: (ii) the divestment of the supplementary lot (Green Shoe) of Visanet Brasil in 3Q09.

Economic Scenario

Over the second and third quarters, the signs of global upturn continued to accumulate, reinforcing the perception that the worst moment of the crisis had been overcome. However, there are still material differences among the countries regarding the speed of their economic upturn, which is higher in developing nations. These differences have generated significant impacts over exchange markets, while at the same time they have kept volatility potential in the prices of most financial assets. Within this international scenario, it is still necessary to be cautious when performing analysis, since risk perception is still present, in lower intensity quarter-on-quarter though.

On the other hand, Brazilian economy strengthens its position as one of the first economies to overcome recession, benefitted from credit growth, tax incentives, interest rate drop, employment recovery and maintenance of annual wages growth in high levels. After the 4.3% accumulated drawback between 4Q08 and 1Q09, the GDP grew 1.9 p.p. between April and June, vis-a-vis the immediately previous quarter. 3Q09 information disclosed suggests an additional decrease in industry idleness, signaling another strong growth period, but without significant pressures that may jeopardize inflation in 2009.

Simultaneously, families’ consumption of goods and services is growing favorably, as opposite to what happened in past crisis. Therefore, our economic growth projection is more optimistic. We expect Brazil to grow 0.1% this year and 5.4% in 2010. If confirmed, these results will be among the highest results worldwide, strengthening the international communities’ positive perceptions towards Brazil. For the long-term, in line with the country’s real potentialities, perspectives are increasingly positive, especially for the investment cycle that shall supply the needs arising from the World Cup, the Olympic Games and the pre-salt project. Challenges are enormous but it is possible to lead them in a satisfactory manner.

Bradesco reiterates its positive and constructive view towards Brazil and is aware of the opportunities created by a society with high social mobility and whose private sector is increasingly stronger and prepared to face the after-crisis challenges. Therefore, Bradesco still defends the need for institutional and educational advances that would increase social and economic gains obtained in past years, which can be translated into higher economic growth.

Main Economic Indicators

Main Indicators (%)	3Q09	2Q09	1Q09	4Q08	3Q08	2Q08	1Q08	4Q07

Interbank Deposit Certificate (CDI)	2.22	2.38	2.95	3.32	3.16	2.74	2.58	2.62
Ibovespa Index	19.53	25.75	8.99	(24.20)	(23.80)	6.64	(4.57)	5.66
USD – Commercial Rate	(8.89)	(15.70)	(0.93)	22.08	20.25	(8.99)	(1.25)	(3.68)
General Price Index - Market (IGP-M)	(0.37)	(0.32)	(0.92)	1.23	1.54	4.34	2.38	3.54
CPI (IPCA – IBGE)	0.63	1.32	1.23	1.09	1.07	2.09	1.52	1.43
Federal Government Long-Term Interest Rate (TJLP)	1.47	1.53	1.53	1.53	1.53	1.54	1.54	1.54
Reference Interest Rate (TR)	0.12	0.22	0.37	0.63	0.55	0.28	0.17	0.24
Savings Accounts	1.63	1.67	1.89	2.15	2.06	1.80	1.68	1.75
Number of Business Days	65	61	61	65	66	62	61	62

Indicators (Closing Rates)	Sep09	Jun09	Mar09	Dec08	Sep08	Jun08	Mar08	Dec07

USD – Commercial Selling Rate – R$	1.7781	1.9516	2.3152	2.3370	1.9143	1.5919	1.7491	1.7713
Euro – R$	2.6011	2.7399	3.0783	3.2382	2.6931	2.5063	2.7606	2.6086
Country Risk (points)	234	284	425	428	331	228	284	221
Selic – Basic Interest Rate (% p. a.)	8.75	9.25	11.25	13.75	13.75	12.25	11.25	11.25

Pre -BM&F Rate (% p. a.)	9.65	9.23	9.79	12.17	14.43	14.45	12.69	12.05

Projections until 2011

%	2009	2010	2011

USD - Commercial Rate (year-end) - R$	1.60	1.65	1.75
Extended Consumer Price Index (IPCA)	4.25	4.60	4.50
General Price Index - Market (IGP-M)	(0.53)	4.50	4.50
Selic (year-end)	8.75	11.50	12.25
Gross Domestic Product (GDP)	0.10	5.40	3.90

Guidance

Bradesco’s Outlook for 2009

This guidance has forward-looking statements, which are subject to risks and uncertainties, so they were based on management expectations and uncertainties and information available in the market up to the present date.

Loan Portfolio	8 to 12%
Individuals	9 to 12%
Corporate	7 to 11%
SMEs	9 to 13%
Large Corporates	6 to 10%

Products
Vehicles	2 to 5%
Cards	10 to 14%
Real Estate Financing (origination)	R$ 4.5 bi
Payroll Deductible Loans	20 to 30%

Net Interest Income (1)	18 to 22%

Fees and Commissions	6 to 10%

Operating Expenses (2)	6 to 11%

Insurance Premiuns	5 to 7%

(1) Guidance for Adjusted NII in the current criterion ; and
(2) Administrative and Personnel Expenses.

Statement of Income

Analytical Breakdown of Statement of Adjusted Income

	R$ million

	3Q09

	Reported	Reclassifications							Fiscal	Adjusted

	Statement	(1)	(2)	(3)	(4)	(5)	(6)	(7)	Hedge (8)	Statement

Financial Margin	8,464	(133)	40	21	(283)	-	-	-	(522)	7,587
PLL	(2,883)	-	-	-	97	(122)	-	-	-	(2,908)
Gross Income from Financial Intermediation	5,581	(133)	40	21	(186)	(122)	-	-	(522)	4,679
Income from Insurance, Private Pension Plan, Savings Bonds Operations	433	-	-	-	-	-	-	-	-	433
Fees and Commissions	2,820	-	-	-	-	-	37	-	-	2,857
Personnel Expenses	(2,126)	-	-	-	-	-	-	-	-	(2,126)
Other Administrative Expenses	(2,283)	-	-	-	-	-	-	(76)	-	(2,359)
Tax Expenses	(704)	-	-	-	-	-	-	-	65	(639)
Equity in the Earning (Losses) of Unconsolidated
Companies	39	-	-	-	-	-	-	-	-	39
Other Operating Income/Expenses	(1,223)	133	(40)	(21)	186	-	(37)	76	-	(926)
Operating Income	2,537	-	-	-	-	(122)	-	-	(457)	1,958
Non-Operating Income	351	-	-	-	-	122	-	-	-	473
IR/CS and Minority Interest	(1,077)	-	-	-		-	-	-	457	(620)
Net Income	1,811	-	-	-	-	-	-	-	-	1,811

(1) Commission expenses related to loans and financing were reclassified from the item “Other Operating Expenses” to the item “Net Interest Income”;
(2) Interest Income/Expenses, deriving from the insurance segment, were reclassified from the item “Other Operating Revenues/Expenses” to the item “Net Interest Income”;
(3) Interest Income/Expenses, deriving from the financial segment, were reclassified from the item “Other Operating Revenues/Expenses” to the item “Net Interest Income”;
(4) Revenues from loan recovery, classified into the item “Net Interest Income”; expenses related to discounts granted, classified into the item “Other Operating Revenues/Expenses”; expenses related to the write-off of leasing operations, classified into the item “Net Interest Income”, and losses related to the sale of non-real estate assets– BNDU, classified into the item “Non-Operating Income”, were reclassified into the item “Provision for Loan Losses Expenses - PLL”;
(5) Third-party services expenses, classified into the item “Other Administrative Expenses” were reclassified into the item “Fees and Commissions”;
(6) Commissions fees and credit card fees, insurance premium commissions, insurance policy fees, classified into the item “Other Operating Revenues/Expenses” were reclassified into the item “Fees and Commissions”;
(7) Credit card operations interchange expenses, classified into the item “Other Operating Revenues/Expenses” were reclassified into the item “Other Administrative Expenses”; and
(8) The partial result of derivatives used as hedge of investments abroad, which in terms of net income, simply annuls the IR/CS and PIS/Cofins tax effect of this hedge strategy .

	R$ million

	2Q09

	Reported	Reclassifications							Fiscal	Adjusted

	Statement	(1)	(2)	(3)	(4)	(5)	(6)	(7)	Hedge (8)	Statement

Financial Margin	8,996	(105)	10	(105)	(241)	-	-	-	(995)	7,560
PLL	(4,404)	-	-	-	(17)	-	-	-	-	(4,421)
Gross Income from Financial Intermediation	4,592	(105)	10	(105)	(258)	-	-	-	(995)	3,139
Income from Insurance, Private Pension Plan, Savings Bonds Operations	529	-	-	-	-	-	-	-	-	529
Fees and Commissions	2,948	-	-	-	-	(62)	25	-	-	2,911
Personnel Expenses	(1,908)	-	-	-	-	-	-	-	-	(1,908)
Other Administrative Expenses	(2,168)	-	-	-	-	62	-	(127)	-	(2,233)
Tax Expenses	(723)	-	-	-	-	-	-	-	108	(615)
Equity in the Earning (Losses) of Unconsolidated
Companies	13	-	-	-	-	-	-	-	-	13
Other Operating Income/Expenses	(1,165)	105	(10)	105	166	-	(25)	127	-	(697)
Operating Income	2,118	-	-	-	(92)	-	-	-	(887)	1,139
Non-Operating Income	1,942	-	-	-	92	-	-	-	-	2,034
IR/CS and Minority Interest	(1,763)	-	-	-		-	-	-	887	(876)
Net Income	2,297	-	-	-	-	-	-	-	-	2,297

(1) Commission expenses related to loans and financing were reclassified from the item “Other Operating Expenses” to the item “Net Interest Income”;
(2) Interest Income/Expenses, deriving from the insurance segment, were reclassified from the item “Other Operating Revenues/Expenses” to the item “Net Interest Income”;
(3) Interest Income/Expenses, deriving from the financial segment, were reclassified from the item “Other Operating Revenues/Expenses” to the item “Net Interest Income”;
(4) Revenues from loan recovery, classified into the item “Net Interest Income”; expenses related to discounts granted, classified into the item “Other Operating Revenues/Expenses”; and expenses related to the write-off of leasing operations, classified into the item “Net Interest Income”, were reclassified into the item “Provision for Loan Losses Expenses - PLL”;
(5) Losses related to the sale of non-real estate assets– BNDU, classified into the item “Non-Operating Income” were reclassified into the item “Provision for Loan Losses Expenses - PLL”;
(6) Commissions fees and credit card fees, insurance premium commissions, insurance policy fees, classified into the item “Other Operating Revenues/Expenses” were reclassified into the item “Fees and Commissions”;
(7) Credit card operations interchange expenses, classified into the item “Other Operating Revenues/Expenses” were reclassified into the item “Other Administrative Expenses”; and
(8) The partial result of derivatives used as hedge of investments abroad, which in terms of net income, simply annuls the IR/CS and PIS/Cofins tax effect of this hedge strategy .

	R$ million

	9M09

	Reported	Reclassifications							Fiscal	Adjusted

	Statement	(1)	(2)	(3)	(4)	(5)	(6)	(7)	Hedge (8)	Statement

Financial Margin	25,212	(362)	75	(279)	(776)	-	-	-	(1,608)	22,262
PLL	(10,207)	-	-	-	(61)	-	-	-	-	(10,268)
Gross Income from Financial Intermediation	15,005	(362)	75	(279)	(837)	-	-	-	(1,608)	11,994
Income from Insurance, Private Pension Plan, Savings Bonds Operations	1,499	-	-	-	-	-	-	-	-	1,499
Fees and Commissions	8,518	-	-	-	-	(123)	96	-	-	8,491
Personnel Expenses	(5,886)	-	-	-	-	-	-	-	-	(5,886)
Other Administrative Expenses	(6,609)	-	-	-	-	123	-	(261)	-	(6,747)
Tax Expenses	(2,024)	-	-	-	-	-	-	-	183	(1,841)
Equity in the Earning (Losses) of Unconsolidated
Companies	58	-	-	-	-	-	-	-	-	58
Other Operating Income/Expenses	(3,454)	362	(75)	279	512	-	(96)	261	-	(2,211)
Operating Income	7,107	-	-	-	(325)	-	-	-	(1,425)	5,357
Non-Operating Income	2,254	-	-	-	325	-	-	-	-	2,579
IR/CS and Minority Interest	(3,530)	-	-	-	-	-	-	-	1,425	(2,105)
Net Income	5,831	-	-	-	-	-	-	-	-	5,831

(1) Commission expenses related to loans and financing were reclassified from the item “Other Operating Expenses” to the item “Net Interest Income”;
(2) Interest Income/Expenses, deriving from the insurance segment, were reclassified from the item “Other Operating Revenues/Expenses” to the item “Net Interest Income”;
(3) Interest Income/Expenses, deriving from the financial segment, were reclassified from the item “Other Operating Revenues/Expenses” to the item “Net Interest Income”;
(4) Revenues from loan recovery, classified into the item “Net Interest Income”; expenses related to discounts granted, classified into the item “Other Operating Revenues/Expenses”; expenses related to the write-off of leasing operations, classified into the item “Net Interest Income”, and losses related to the sale of non-real estate assets– BNDU, classified into the item “Non-Operating Income”, were reclassified into the item “Provision for Loan Losses Expenses - PLL”;
(5) Third-party services expenses, classified into the item “Other Administrative Expenses” were reclassified into the item “Fees and Commissions”;
(6) Commissions fees and credit card fees, insurance premium commissions, insurance policy fees, classified into the item “Other Operating Revenues/Expenses” were reclassified into the item “Fees and Commissions”;
(7) Credit card operations interchange expenses, classified into the item “Other Operating Revenues/Expenses” were reclassified into the item “Other Administrative Expenses”, and;
(8) The partial result of derivatives used as hedge of investments abroad, which in terms of net income, simply annuls the IR/CS and PIS/Cofins tax effect of this hedge strategy .

	R$ million

	9M08

	Reported	Reclassifications							Extraordinary	Fiscal	Adjusted

	Statement	(1)	(2)	(3)	(4)	(5)	(6)	(7)	Events (8)	Hedge (9)	Statement

Financial Margin	18,282	(709)	149	(361)	(837)	-	-	-	-	695	17,219
PLL	(5,325)	-	-	-	291	-	-	-	-	-	(5,034)
Gross Income from Financial Intermediation	12,957	(709)	149	(361)	(546)	-	-	-	-	695	12,185
Income from Insurance, Private Pension Plan, Savings Bonds Operations	1,711	-	-	-	-	-	-	-	-	-	1,711
Fees and Commissions	8,139	-	-	-	-	(174)	81	-	-	-	8,046
Personnel Expenses	(5,458)	-	-	-	-	-	-	-	-	-	(5,458)
Other Administrative Expenses	(5,975)	-	-	-	-	174	-	(208)	-	-	(6,009)
Tax Expenses	(1,665)	-	-	-	-	-	-	-	-	(67)	(1,732)
Equity in the Earning (Losses) of Unconsolidated
Companies	89	-	-	-	-	-	-	-	-	-	89
Other Operating Income/Expenses	(2,584)	709	(149)	361	382	-	(81)	208	109	-	(1,045)
Operating Income	7,214	-	-	-	(164)	-	-	-	109	628	7,787
Non-Operating Income	390	-	-	-	164	-	-	-	(387)	-	167
IR/CS and Minority Interest	(1,589)	-	-	-		-	-	-	82	(628)	(2,135)
Net Income	6,015	-	-	-	-	-	-	-	(196)	-	5,819

(1) Commission expenses related to loans and financing were reclassified from the item “Other Operating Expenses” to the item “Net Interest Income”;
(2) Interest Income/Expenses, deriving from the insurance segment, were reclassified from the item “Other Operating Revenues/Expenses” to the item “Net Interest Income”;
(3) Interest Income/Expenses, deriving from the financial segment, were reclassified from the item “Other Operating Revenues/Expenses” to the item “Net Interest Income”;
(4) Revenues from loan recovery, classified into the item “Net Interest Income”; expenses related to discounts granted, classified into the item “Other Operating Revenues/Expenses”; expenses related to the write-off of leasing operations, classified into the item “Net Interest Income”, and losses related to the sale of non-real estate assets– BNDU, classified into the item “Non-Operating Income”, were reclassified into the item “Provision for Loan Losses Expenses - PLL”;
(5) Third party’s services expenses, classified into the item “Other Administrative Expenses” were reclassified into the item “Fees and Commissions”;
(6) Commissions fees and credit card fees, insurance premium commissions, insurance policy fees, classified into the item “Other Operating Revenues/Expenses” were reclassified into the item “Fees and Commissions”;
(7) Credit card operations interchange expenses, classified into the item “Other Operating Revenues/Expenses” were reclassified into the item “Other Administrative Expenses” ;
(8) Basically: partial sale of Visa Internacional (R$352 million), total amortization of goodwill (R$53 million) and Constitution of Civil Provisions – economic plans, above the average of the quarter (R$56 million); and
(9) The partial result of derivatives used as hedge of investments abroad, which in terms of net income, simply annuls the IR/CS and PIS/Cofins tax effect of this hedge strategy.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: November 4, 2009

BANCO BRADESCO S.A.

By:	/S/ Domingos Figueiredo de Abreu
Domingos Figueiredo de Abreu Executive Vice-President and Investor Relations Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.